BD 3/14



07004285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFS Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Bay Hill Court
(No. and Street)

Fairfax (City) Virginia (State) 22033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence J. Hoffman 703-817-1162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos, Postal & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11 N. Washington Street, Suite 600 (Address) Rockville (City) Maryland (State) 20850 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Lawrence J. Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFS Capital LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public My commission expires: May 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFS CAPITAL LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS


Santos, Postal
& Company
P.C.
Certified Public Accountants

11 NORTH WASHINGTON STREET
SUITE 600
ROCKVILLE, MD 20850
(240) 499-2040
FAX (240) 499-2079
WWW.SPCCPAS.COM

INDEPENDENT AUDITOR'S REPORT

To the Member of HFS Capital LLC
Fairfax, Virginia 22033

We have audited the accompanying balance sheets of HFS Capital LLC, as of December 31, 2006 and 2005, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFS Capital LLC, as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos Postal & Company, P.C.

February 24, 2007

HFS CAPITAL LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS

	2006	2005
Cash	$ 8,406	$ 11,608
Prepaid expenses	4,015	-
Total assets	$ 12,421	$ 11,608

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
Liabilities		
Accrued expenses	$ 2,188	$ 3,578
Member's equity		
Contributed capital	103,891	48,566
Accumulated deficit	(93,658)	(40,536)
Total member's equity	10,233	8,030
Total liabilities and member's equity	$ 12,421	$ 11,608

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2006	2005
Revenue		
Advisory fees and commissions	$ 17,250	$ 298,377
Costs and expenses		
Subcontractor costs	15,725	287,922
Taxes and licenses	1,698	8,694
Professional fees	46,834	9,725
Bank charges	-	35
Administrative and general expenses	5,653	2,109
Insurance	462	467
	70,372	308,952
Net loss	$ (53,122)	$ (10,575)

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC
STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2004	$ 37,666	$ (29,961)	$ 7,705
Net loss	-	(10,575)	(10,575)
Contribution from member	10,900	-	10,900
Balance at December 31, 2005	48,566	(40,536)	8,030
Net loss	-	(53,122)	(53,122)
Contribution from member	55,325	-	55,325
Balance at December 31, 2006	$ 103,891	$ (93,658)	$ 10,233

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2006	2005
Cash flows from operating activities:		
Net loss	$ (53,122)	$ (10,575)
Adjustment to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses	(4,015)	-
Decrease in accrued expenses	(1,390)	(6,547)
Net cash used by operating activities	(58,527)	(17,122)
Cash flows from financing activities:		
Contribution of member's capital	55,325	10,900
Net cash provided by financing activities	55,325	10,900
Net decrease in cash	(3,202)	(6,222)
Cash at the beginning of the year	11,608	17,830
Cash at the end of the year	$ 8,406	$ 11,608

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

HFS Capital LLC (the Company) was organized in the Commonwealth of Virginia in June 2000 to operate as a minimum net-capital registered broker-dealer and is a member of the National Association of Securities Dealers. The Company provides an array of services including merger, acquisition and divestiture services, and assistance with securing debt or equity financing, business valuation, business planning and other corporate finance advisory services.

The significant accounting policies followed by the Company are described below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

REVENUE RECOGNITION

Advisory fees are recognized as earned as the related services are performed. Commissions are recorded on the closing date of the related transaction.

INCOME TAXES

The Company is a limited liability company for federal income tax purposes. Accordingly, it is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes generated by the Company flow to its members.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a commonly owned entity under which the Company may use office space and personnel. The Company incurred $15,725 and $131,863 of subcontractor costs under this arrangement during the years ended December 31, 2006 and 2005, respectively.

NOTE 3: LITIGATION

The Company has responded to requests from the Virginia State Corporation Commission which has been conducting an investigation into private placements conducted by the Company for New Broad Run Golf, AvCraft and the HFS Venture Fund. The Company has responded to numerous information requests and has met several times with the investigators. The Company has vigorously defended itself with respect to these proceedings and will continue to do so should the VSCC elect to bring an enforcement action. The Company is unable to assess the likelihood of an unfavorable outcome or to estimate the amount or range of any possible loss.

NOTE 4: NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rules 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company has net capital of $6,218, which was $1,218 in excess of its required net capital of $5,000. At December 31, 2005, the Company has net capital of $8,030, which was $3,030 in excess of its required net capital of $5,000.

The Company qualifies under the Section (k)(2)(i) exemption to SEC Rule15c3-3.


SUPPLEMENTARY INFORMATION

HFS CAPITAL LLC
SCHEDULE 1 – COMPUTATION OF NET CAPITAL
UNDER RULES 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net Capital		
Total member's equity	$	10,233
Adjustments to calculate net capital		(4,015)
Net Capital	$	6,218
Aggregate indebtedness – accrued expenses	$	2,188
Computation of basic net capital requirement		
Minimum net capital required (greater of $10,125 x 6 2/3% or $5,000)	$	5,000
Excess net capital	$	1,218
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report, as originally submitted and as amended	$	6,219
Reconciling Items		1
Net capital per above	$	6,218

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
FAX (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of HFS Capital LLC
Fairfax, Virginia 22033

In planning and performing our audit of the financial statements and supplemental schedules of HFS Capital LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Santos Postal & Company, P.C.

February 24, 2007

END